Exhibit 99.9

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 13 June 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 324.2125 pence per ordinary share.